May 4, 2012

United States Securities and Exchange Commission

Washington, D.C. 20549

Submitted Electronically with Copy to Staff

Re:      Good Times Restaurants, Inc.

            Form 10-K for the year ended September 30, 2011

            Filed December 29, 2011

            File No. 0-18590

Good Times Restaurants, Inc. (the "Company", "we", "our" or "us") has received your letter dated April 13, 2012 containing comments on the Company's response to your initial comments in your letter dated February 27, 2012 regarding the above referenced Form 10-K (the "Form 10-K"), filed by the Company with the Securities and Exchange Commission (the "Commission") on December 29, 2011. This letter on behalf of the Company responds to each of the comments set forth in your letter of April 13, 2012.

For convenience of reference, we have set forth the Commission's comments in bold below, with the Company's response following each comment.

Form 10-K for the Fiscal Year Ended September 30, 2011

Audited Financial Statements

Statements of Stockholders' Equity, page F-5

1.      We note from your response to our prior comment one that the change in the equity attributable to the non-controlling interest includes a reduction in 16 St Mall equity in both 2010 and 2011 described as "removal."  Please tell us, and revise the notes to the financial statements to disclose the nature of this amount and to explain your accounting policy related to such "removal" amounts.

In 2010 the Company sold its interest in its 16th St. Mall restaurant and the partnership was terminated.   During the Company's final reconciliation of accounts in 2011 the Company discovered there was an error in 2010 of $70,000 in the elimination of the non-controlling interest related to this partnership and corrected this oversight. The $70,000 adjustment had no effect on net earnings or net equity of the Company in either 2010 or 2011 and was therefore deemed immaterial for further disclosure.

The accounting for the termination of the partnership by eliminating the related non-controlling interest is appropriate and we believe no additional disclosure is required.

Notes to the Financial Statements

Note 3. Discontinued Operations, page F-11

2.      We note from your response to our prior comment two that you do not believe that additional disclosure is required in the notes to the financial statements due to the relative immateriality and the change to a preferential analysis of operations along with the fact that substantive disclosure is provided in MD&A as to the operations on a restaurant level.  However, because the gain on sale of restaurant assets in 2011 is 25% of operating income and relates to the sale of restaurants that prior to 2011 may have been considered discontinued operations under your previous policy, we believe that disclosure should be included in MD&A and the notes to the financial statements discussing how you evaluate the sale or closure of a restaurant for treatment as discontinued operations versus presentation in continuing operations.  Please revise accordingly.

United States Securities and Exchange Commission

May 4, 2012

In our current 2nd quarter Form 10-Q, which we expect to file on May 15, 2012, we will include, and in our subsequent filings include the following policy in our financial statements, updated where appropriate.

Commencing in 2011, the Company began analyzing it operations on a regional basis, when evaluating closed restaurant operations for consideration as to the classification between continuing operations and discontinued operations.  During 2011 the Company closed two restaurants and in 2012, the Company has closed one restaurant.  The operations related to these restaurants are reflected as part of continuing operations as they were within one continuing operating region. The Company had minimal gains in connection with the sales of each of these restaurants and their combined operating losses were approximately $80,000 in 2011 and very insignificant in 2012.  Prior to 2010 the Company evaluated operations at the restaurant level. In its reevaluation the Company determined that as most of the Company's restaurants are within the Denver metropolitan region and share common advertising, distribution, supervision, and to a certain extent even customers, it would be more appropriate to perform its analysis on a regional basis.

During the six month periods ended March 31, 2012 and 2011 the Company incurred expenses of $12,000 and income of $24,000, respectively, and has a remaining lease liability of $80,000 as of March 31, 2012, related to a restaurant that was closed prior to 2011 and was previously classified as discontinued operations. Due to the insignificance of the amounts, the Company has reclassified such amounts as other expense in operations and as other liabilities on the condensed consolidated balance sheet.

In connection with our response to your comments, we acknowledge that:

•         the Company and its management  is responsible for the adequacy and accuracy of the disclosure in our filings;

•         Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking action with respect to the filing; and

•         the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any additional questions or comments, please feel free to contact me directly at 303-384-1411 or Sue Knutson at 303-384-1424.

Sincerely,

/s/ Boyd E. Hoback

Boyd E. Hoback

President and CEO

Good Times Restaurants Inc.

cc:        Linda Cvrkel, Branch Chief

            Claire Erlanger